# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Carrier Global Corp, CIK 0001783180
CUSIP: 14448C104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 13995 PASTEUR BOULEVARD, PALM BEACH GARDENS, Florida (FL), 33418
Date of event which requires filing of this statement: 05/20/2026
Amends the filing with accession number 0000950103-25-007073
Filed by CIK 0002004244
Persons authorized to receive notices and communications: Viessmann Generations Group Gm, Im Birkenried 1, Battenberg (Eder), Germany (2M), 35088, 49 (0) 6452 9296 000

## Reporting persons
- Viessmann Generations Group GmbH & Co. KG (CIK 0002004244): type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 37,979,286; sole dispositive power 0; shared dispositive power 37,979,286; aggregate amount beneficially owned 37,979,286 (4.57% of the class)
  Comment: See Item 5.
- Viessmann Komplementar B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 37,979,286; sole dispositive power 0; shared dispositive power 37,979,286; aggregate amount beneficially owned 37,979,286 (4.57% of the class)
  Comment: See Item 5.
- Viessmann Zweite Beteiligungs B.V.: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 37,979,286; sole dispositive power 0; shared dispositive power 37,979,286; aggregate amount beneficially owned 37,979,286 (4.57% of the class)
  Comment: See Item 5.
- Maximilian Viessmann (CIK 0002004869): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 37,979,286; sole dispositive power 0; shared dispositive power 37,979,286; aggregate amount beneficially owned 37,979,286 (4.57% of the class)
  Comment: See Item 5.
- Viessmann Traeger HoldCo GmbH: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 37,979,286; sole dispositive power 0; shared dispositive power 37,979,286; aggregate amount beneficially owned 37,979,286 (4.57% of the class)
  Comment: See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Carrier Global Corp
Address of issuer's principal executive offices: 13995 PASTEUR BOULEVARD, PALM BEACH GARDENS, Florida (FL), 33418
Comment: This Amendment No. 7 (this "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on January 9, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1 as filed with the SEC on March 22, 2024 (the "Amendment No. 1"), as amended by Amendment No. 2 as filed with the SEC on November 13, 2024 (the "Amendment No. 2"), as amended by Amendment No. 3 as filed with the SEC on November 15, 2024 (the "Amendment No. 3"), as amended by Amendment No. 4 as filed with the SEC on November 20, 2024 (the "Amendment No. 4"), as amended by Amendment No. 5 as filed with the SEC on November 29, 2024 (the "Amendment No. 5"), and as amended by Amendment No. 6 as filed with the SEC on June 5, 2025 (the "Amendment No. 6") (as so amended, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. All disclosure in respect of items contained in the Schedule 13D where no new information is provided for such item in this Amendment is incorporated herein by reference. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 20, 2026, Viessmann Traeger HoldCo GmbH (together with its affiliates, "VGG") entered into a block trade (the "Block Trade") with JPMorgan Chase Bank, N.A. ("JPMorgan") with respect to a portion of VGG's ownership of Carrier Global Corporation ("Carrier" or the "Company") common stock.

The aggregate number of shares sold in the Block Trade was 12,094,823. The price of the shares sold in the Block Trade represents a discount of 2.4847% to the closing price of Carrier's common stock on May 20, 2026.

VGG received the Carrier shares as consideration for Carrier's acquisition of Viessmann Climate Solutions in January 2024. VGG entered into the Block Trade to support portfolio rebalancing. Notwithstanding the Block Trade, VGG continues to hold a substantial ownership position in the Company and remains one of the Company's largest shareholders.

Max Viessmann remains firmly committed to Carrier for the long term, as demonstrated by his substantial investment in the Company and his sustained focus on advancing its growth strategy and value creation framework. Mr. Viessmann believes that his investment in Carrier positions VGG to participate in the Company's long-term growth and supports the Company's competitiveness over the short-term and long-term. As further evidence of Mr. Viessmann's belief in Carrier and its future, he will proudly continue to serve on the Company's Board of Directors and will assume the role of Chair of the Company's Technology & Innovation Committee. In that capacity, Mr. Viessmann expects to devote even further time and attention to the Company and its strategic priorities. Mr. Viessmann added: "Carrier and Viessmann Climate Solutions together represent a unique platform to accelerate innovation and drive the energy transition. I remain fully committed to Carrier and its long-term success. I look forward to taking on the role of Chair of the Technology & Innovation Committee to support the Company's strategic growth initiatives and long-term competitiveness."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of May 20, 2026, the Reporting Persons may be deemed to have beneficially owned an aggregate of 37,979,286 shares of Common Stock, representing approximately 4.57% of the total outstanding shares of Common Stock (such percentage is calculated based on 830,580,423 shares of Common Stock outstanding as of April 15, 2026 according to the Company's quarterly report on Form 10-Q for the three months ended March 31, 2026 filed with the SEC on April 30, 2026). As of May 20, 2026, Viessmann HoldCo was the record and beneficial owner of 37,979,286 shares of Common Stock. Viessmann Group KG, as the sole stockholder of Viessmann HoldCo, may be deemed to be the beneficial owner of, and share dispositive and voting control over, the shares of Common Stock held by Viessmann HoldCo. In addition, each of Viessmann GP, as the sole general partner of Viessmann Group KG, Viessmann LP, as the managing limited partner of Viessmann Group KG, and Mr. Viessmann, as the director and controlling stockholder of each of Viessmann GP and Viessmann LP, may be deemed to be the beneficial owner of, and share dispositive and voting control over, the shares of Common Stock held by Viessmann HoldCo.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days:
On May 20, 2026, the Reporting Persons executed the transaction set forth in the table below and as described in Item 4 to this Amendment, which is incorporated herein by reference. Other than as reported in this Item 5(c), the Reporting Persons have not effected any transactions in shares of Common Stock in the past 60 days.

Viessmann HoldCo sold 12,094,823 shares of Carrier common stock at a price of $62.01 per share in a block trade pursuant to Rule 144.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in the Schedule 13D, no persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth under Item 4 is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated as of November 13, 2024, by and among Viessmann Traeger HoldCo GmbH, Viessmann Generations Group GmbH & Co. KG, Viessmann Komplementar B.V., Viessmann Beteiligungs AG, Viessmann Zweite Beteiligungs B.V. and Maximilian Viessmann (incorporated by reference to Exhibit 99.1 to the Amendment No. 2).

Exhibit 99.2 - Share Purchase Agreement, dated as of April 25, 2023, by and among Carrier Global Corporation, Blitz F23-620 GmbH (subsequently renamed Johann Purchaser GmbH) and Viessmann Group GmbH & Co. KG (incorporated by reference to Exhibit 99.2 to the Original Schedule 13D).

Exhibit 99.3 - Post-Closing Amendment to Share Purchase Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Johann Purchaser GmbH and Viessmann Group GmbH & Co. KG. (incorporated by reference to Exhibit 99.3 to the Original Schedule 13D).

Exhibit 99.4 - Investor Rights Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation and Viessmann Group GmbH & Co. KG (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D).

Exhibit 99.5 - License Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Viessmann Group GmbH & Co. KG and Carrier Innovative Technologies GmbH (incorporated by reference to Exhibit 99.5 to the Original Schedule 13D).

Exhibit 99.6 - Transitional Services Agreement, dated as of January 2, 2024, by and among Carrier Global Corporation, Viessmann Climate Solutions SE and Viessmann Group GmbH & Co. KG. (incorporated by reference to Exhibit 99.6 to the Original Schedule 13D).

Exhibit 99.7 - Limited Power of Attorney of Maximilian Viessmann, dated as of November 13, 2024 (incorporated by reference to Exhibit 99.7 to the Amendment No. 2).

Exhibit 99.8 - Contribution Agreement, dated as of March 21, 2024, by and among Viessmann Group GmbH & Co. KG and Johanna 391 Vermogensverwaltungs GmbH (subsequently renamed to Viessmann Traeger HoldCo GmbH) (incorporated by reference to Exhibit 99.8 to the Amendment No. 1).

Exhibit 99.9 - Contribution Agreement, dated as of November 12, 2024, by and among Viessmann Generations Group GmbH & Co. KG and Viessmann Traeger HoldCo GmbH (incorporated by reference to Exhibit 99.9 to the Amendment No. 2).

Exhibit 99.10 - Contribution Agreement, dated as of November 14, 2024, by and among Viessmann Generations Group GmbH & Co. KG and Viessmann Traeger HoldCo GmbH (incorporated by reference to Exhibit 99.10 to the Amendment No. 3).

Exhibit 99.11 - Contribution Agreement, dated as of November 19, 2024, by and among Viessmann Generations Group GmbH & Co. KG and Viessmann Traeger HoldCo GmbH (incorporated by reference to Exhibit 99.11 to the Amendment No. 4).

Exhibit 99.12 - Contribution Agreement, dated as of November 26, 2024, by and among Viessmann Generations Group GmbH & Co. KG and Viessmann Traeger HoldCo GmbH (incorporated by reference to Exhibit 99.12 to the Amendment No. 5).

Exhibit 99.13 - Block Trade Purchase Agreement, dated as of June 5, 2025, by and among Viessmann Traeger HoldCo GmbH and Carrier Global Corporation (incorporated by reference to Exhibit 99.13 to the Amendment No. 6).

## Signatures
- Viessmann Generations Group GmbH & Co. KG: /s/ Boris Scukanec Hopinski, Boris Scukanec Hopinski / Chief Operating Officer (05/20/2026)
- Viessmann Generations Group GmbH & Co. KG: /s/ Hans-Jorg Harth, Hans-Jorg Harth / Authorized Representative (05/20/2026)
- Viessmann Komplementar B.V.: /s/ Boris Scukanec Hopinski, Boris Scukanec Hopinski / Executive Board Member (05/20/2026)
- Viessmann Komplementar B.V.: /s/ Hans-Jorg Harth, Hans-Jorg Harth / Authorized Representative (05/20/2026)
- Viessmann Zweite Beteiligungs B.V.: /s/ Maximilian Viessmann, Maximilian Viessmann / President and Chief Executive Officer (05/20/2026)
- Maximilian Viessmann: /s/ Maximilian Viessmann, Maximilian Viessmann (05/20/2026)
- Viessmann Traeger HoldCo GmbH: /s/ Boris Scukanec Hopinski, Boris Scukanec Hopinski / Managing Director (05/20/2026)
- Viessmann Traeger HoldCo GmbH: /s/ Hans-Jorg Harth, Hans-Jorg Harth / Managing Director (05/20/2026)